Exhibit 3.1(f) CERTIFICATE OF DESIGNATIONS, PREFERENCES, AND RIGHTS
OF THE
SERIES B CONVERTIBLE PREFERRED STOCK

OF

B2DIGITAL INC.

B2Digital, Inc., a corporation organized under the and existing under the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

The Corporation’s Certificate of Incorporation, as amended, authorizes Fifty Million (50,000,000) shares of preferred stock, $.00001 par value (the “Preferred Stock”) and states the Board of Directors shall have the authority to divide the Preferred Stock into series and to fix and determine the voting powers, other powers, designations, preferences, rights, qualifications, limitations and restrictions of any series of Preferred Stock so established.

NOW THEREFORE pursuant to the authority contained in the Certificate of Incorporation, as amended, and in accordance with the provisions of the applicable law of Delaware, the Corporation’s directors on June 26, 2006 have duly adopted the following resolutions determining the Designations, Rights and Preferences of a special class of its authorized Preferred Stock, herein designated as Series B Convertible Preferred Stock.

RESOLVED, that a special class of preferred stock of the Corporation be and are hereby created out of the Fifty Million (50,000,000) shares of preferred stock available for issuance, such series to be designed as Series B Convertible Preferred Stock, consisting of Forty Million (40,000,000) shares, of which the preferences and relative rights and qualifications, limitations or restrictions thereof (in addition to those set forth in the Corporation’s Certificate of Incorporation), shall be as stated below:

The powers, preferences and rights granted to the Series B Preferred (as defined below) or the holders thereof are as follows:

Designation and Rank. The series of Preferred Stock shall be designated the “Series B Convertible Preferred Stock” and shall consist of Forty Million (40,000,000) shares. The Series B Preferred shall be senior to the common stock and all other shares of Preferred Stock that may be later authorized.

Voting, Liquidation, Dividends, and Redemption. Each outstanding share of Series B Convertible Preferred Stock shall have no voting rights on matters submitted to the common stockholders of the Corporation. The shares of Series B Convertible Preferred Stock shall (i) not have a liquidation preference; (ii) not accrue, earn, or participate in any dividends; and (iii) not be subject to redemption by the Corporation.

Conversion. Twelve months following the original issuance date, but not before, each outstanding share of Series B Convertible Preferred Stock may be converted, at the option of the owner, into five (5) shares of the Corporation's common stock.

The undersigned being the President and Secretary of the Corporation hereby declares under penalty of perjury that the foregoing is a true and correct copy of the Certificate of Designation of the Rights and Preferences of the Series B Convertible Preferred Stock of B2Digital, Inc. duly adopted by the Board of Directors of the Corporation on June 26, 2006.

By:	/s/ Robert Russell
Name: Robert Russell
Title: President